UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TRACON PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89237H308

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Evan K. Hall, Esq.

Haynes and Boone, LLP

2801 N. Harwood Street, Suite 2300

Dallas, Texas 75201

(214) 651-5000

SCHEDULE 13G

CUSIP No. 89237H308

1	Names of Reporting Persons Ikarian Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 133,404 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 133,404 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 133,404 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.9% (1)(2)
12	Type of Reporting Person (See Instructions) IA

(1)	Represents shares held by Ikarian Healthcare Master Fund, L.P., a Cayman Islands exempted limited partnership, and certain separately managed accounts. See Item 2 for more information.
(2)

Based upon 3,407,564 shares of Common Stock, par value $0.001 per share, outstanding as of August 8, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2024, filed on August 13, 2024, by the Issuer with the U.S. Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 89237H308

1	Names of Reporting Persons Neil Shahrestani
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 133,404 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 133,404 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 133,404 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.9% (1)(2)
12	Type of Reporting Person (See Instructions) IN; HC

(1)	Represents shares held by Ikarian Healthcare Master Fund, L.P., a Cayman Islands exempted limited partnership, and certain separately managed accounts. See Item 2 for more information.
(2)

Based upon 3,407,564 shares of Common Stock, par value $0.001 per share, outstanding as of August 8, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2024, filed on August 13, 2024, by the Issuer with the U.S. Securities and Exchange Commission.

Item 1.

(a)	Name of Issuer:

TRACON Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4350 La Jolla Village Drive, Suite 800, San Diego, California 92122

Item 2.

(a)	Name of Person Filing:

This statement is filed jointly by and on behalf of each of Ikarian Capital, LLC, a Delaware limited liability company (“Ikarian Capital”), and Neil Shahrestani (together referred herein as the “Reporting Persons”). Ikarian Healthcare Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”), and certain separately managed accounts managed by Ikarian Capital (collectively, the “Managed Accounts”) are the record owners of the securities covered by this statement. Ikarian Capital is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as investment manager to the Fund and as sub-adviser to the Managed Accounts, and may be deemed to have beneficial ownership of the securities covered by this statement through the investment discretion it has over the Fund and the Managed Accounts. Ikarian Capital is ultimately controlled, indirectly, by Mr. Shahrestani. Accordingly, Mr. Shahrestani may be deemed to indirectly beneficially own securities beneficially owned by Ikarian Capital. The Fund disclaims beneficial ownership of the shares held by the Managed Accounts. The Managed Accounts disclaim beneficial ownership of the shares held by the Fund.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Ikarian Capital, LLC, 100 Crescent Court, Suite 1620, Dallas, Texas 75201.

(c)	Citizenship:

See Item 4 on the cover page(s) hereto.

(d)	Title and Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP No.:

89237H308

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The information set forth in Item 2(a) is incorporated by reference herein.

(a)	Amount Beneficially Owned as of November 14, 2024: See Item 9 on the cover pages(s) hereto.

(b)	Percent of Class as of November 14, 2024: See Item 11 on the cover page(s) hereto.

(c)	As of November 14, 2024, number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

The information set forth in Item 2(a) is incorporated by reference herein.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

IKARIAN CAPITAL, LLC

By:	/s/ Neil Shahrestani
Neil Shahrestani, Sole Manager

NEIL SHAHRESTANI

/s/ Neil Shahrestani

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by refence to Exhibit 99.1 to the Schedule 13G/A filed on February 14, 2023, by the Reporting Persons with the U.S. Securities and Exchange Commission).